50 Technology Irvine, CA 92618 949) 788-6000 fax 949) 788-6010 www.istavision.com

May 24, 2011

VIA FACSIMILE (202-772-9198) AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:         Jeffrey Riedler, Division of Corporation Finance

                          Nandini Acharya, Division of Corporation Finance

Re:     ISTA Pharmaceuticals, Inc.

            Registration Statement on Form S-3

            Filed May 5, 2011

            File No. 333-173936

            Responses to SEC Staff comments made by letter dated May 11, 2011

Dear Mr. Riedler:

ISTA Pharmaceuticals, Inc. (the “Company”) hereby respectfully submits its responses to the SEC Staff comments made by letter dated May 11, 2011 (the “Comment Letter”), in connection with the Company’s Registration Statement on Form S-3 (File No. 333-173936), originally filed on May 5, 2011 (as may be amended or supplemented, the “Registration Statement”). The Company’s responses are keyed to numbered paragraphs that correspond to the comments made by the SEC Staff in the Comment Letter. Each response is preceded by a reproduction of the corresponding SEC Staff comments as set forth in the Comment Letter.

Incorporation of Certain Information by Reference, page 19

1.      Please revise this section to incorporate by reference the Form 8-K filed by ISTA Pharmaceuticals, Inc. on February 10, 2011. See Item 12(a)(2) of Form S-3.

Response:       The Company acknowledges the comment above and will amend the Registration Statement accordingly.

Signatures, page II-6

2.      Please designate which signatory is signing as your principal accounting officer or controller. If an officer is signing in more than one capacity, such as principal financial officer and controller, then you should indicate that the officer is signing in both capacities.

Response:       The Company acknowledges the comment above and will amend the Registration Statement accordingly.

If you have any questions regarding the responses set forth herein or require additional information, please do not hesitate to contact me at (949) 788-6000 or C. Craig Carlson, Esq., the Company’s legal counsel, at (949) 725-4125.

Sincerely,

/s/ Vicente Anido, Jr., Ph.D.

Vicente Anido, Jr., Ph.D.

President and Chief Executive Officer

cc:       Lauren P. Silvernail

            C. Craig Carlson, Esq.

            Lawrence B. Cohn, Esq.